Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - April 25, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Share Repurchases through the Facilities of the NYSE

CALGARY, Alberta - PetroKazakhstan Inc. announced today that it intends to make repurchases of its Class A common shares ("Common Shares") from time to time through the facilities of the New York Stock Exchange (the "NYSE"). PetroKazakhstan currently has a normal course issuer bid in place under the rules of the Toronto Stock Exchange (the “TSX”) and the NYSE repurchases are intended to provide it with greater flexibility in conducting its open market repurchase program.

Under applicable Canadian securities laws, PetroKazakhstan will be permitted to make open market purchases of up to 3,729,792 Common Shares through the facilities of the NYSE, representing 5% of the total number of outstanding Common Shares, within a 12 month period. Common Shares purchased by PetroKazakhstan through the NYSE will also be counted toward the purchase limitation applicable PetroKazakhstan's TSX normal course issuer bid. PetroKazakhstan currently has 74,595,837 Common Shares outstanding. Under its TSX normal course issuer bid and taking into account its previous repurchases, PetroKazakhstan may repurchase up to 3,963,629 Common Shares prior to August 12, 2005.

Purchases made through the NYSE will be made in compliance with applicable United States securities laws and this announcement is intended to provide notice of a repurchase program in the United States consistent with market practice.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the NYSE, in Canada on the TSX, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. PetroKazakhstan’s website can be accessed at www.petrokazakhstan.com.

Neither The Toronto Stock Exchange or any other stock exchange or regulator has approved or disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President, Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer +44 (1753) 410-020 +44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone: (403) 221-8435 Fax: (403) 221-8425